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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)*


                                ARDEN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A Common Stock - $0.25 par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03976210-9
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemend to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

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CUSIP NO. 03976210-9                   13G                  PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITY NATIONAL BANK (AS TRUSTEE)
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

                         214,147
  NUMBER OF        -------------------------------------------------------------
   SHARES           6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               46,524
   EACH            -------------------------------------------------------------
 REPORTING          7    SOLE DISPOSITIVE POWER
  PERSON
   WITH                  214,147
                   -------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         46,524
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,671
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     23.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

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Item 1  (a)  Name of Issuer:  Arden Group, Inc.

        (b)  Name of Issuer's Principal Executive Offices:
             5900 S. Eastern Avenue
             Los Angeles, CA 90040

Item 2  (a)  Name of Person Filing:  City National Bank (as Trustee)

        (b)  Address of Principal Business Office:
             400 North Roxbury Drive
             Beverly Hills, CA 90210

        (c)  Citizenship:  U.S. - a national banking association

        (d)  Title of Class of Securities:  Class A Common Stock - $.25 par

        (e)  CUSIP Number:  03976210-9

Item 3  Person filing is a:

        (a)  [ ]  Broker or Dealer

        (b)  [X]  Bank as defined in section 3(a)(6) of the Act

        (c)  [ ]  Insurance Company

        (d)  [ ]  Investment Company

        (e)  [ ]  Investment Adviser

        (f) [ ] Employee Benefit Plan, Pension Fund subject to ERISA or Endowment Fund

        (g)  [ ]  Parent Holding Company

        (h)  [ ]  Group


                                Page 3 of 5 pages

Item 4  Ownership:

        (a)  Amount Beneficially Owned:  260,671

        (b)  Percent of Class:  23.5%

        (c)  Number of shares as to which such person has

             (i)   sole power to vote or direct the vote:  214,147

             (ii)  shared power to vote or direct the vote:  46,524

             (iii) sole power to dispose or direct the disposition of:  214,147

             (iv)  shared power to dispose or direct the disposition of:  46,524

Item 5  Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More Than Five Percent on Behalf of Another Person:
        An employee benefit plan is the owner of 214,147 of the shares (19.3% of Class) reported on.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8  Identification and Classification of Members of the Group:  Not
        Applicable.

Item 9  Notice of Dissolution of Group:  Not Applicable.

Item 10  Certification:

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 4 of 5 pages

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Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  6 , 1997
                ---

                                        City National Bank,
                                        a national banking association



                                        By: /s/Gerald Clebanoff
                                            --------------------------
                                             Gerald Clebanoff
                                             Senior Vice President


                               Page 5 of 5 pages